ABRAMS GARFINKEL MARGOLIS BERGSON, LLP
Attorneys at Law
4100 Newport Place Drive, Suite 830
Newport Beach, California 92660
Telephone (949) 250-8655
Facsimile: (949) 250-8656
www.agmblaw.com

September 14, 2007

VIA REGULAR U.S. MAIL

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Mail Stop 3561

Attn:  Beverly A. Singleton

Re:	Aviation Upgrade Technologies, Inc., a Nevada corporation
Supplemental response letter dated August 10, 2007 regarding the
Form 10-KSB for the year ended December 31, 2006
File 0-28347

Dear Ms. Singleton:

As you know this law firm represents Aviation Upgrade Technologies, Inc., a Nevada corporation (“Company”) with respect to certain corporate matters. Please be informed that the undersigned has received and read your letter dated August 27, 2007, regarding the Company’s proposed responses to your letter dated July 3, 2007 with regard to the proposed amendments to the Company’s Annual Report on Form 10-KSB (“Form 10-KSB”) for the year ended December 31, 2006 previously filed with the Securities and Exchange Commission (“Commission”), and the Company’s Quarterly Report  on Form 10-QSB for the period ended March 31, 2007.

Securities and Exchange Commission
September 14, 2007

The purpose of this letter is to respond, in writing, to the questions, comments and requests for information specified in that letter and to key those responses to the revisions and additions specified in Amendment No. 1 to the Form 10-KSB (“Form 10-KSB Amendment No. 1”) and the Amendment No. 1 to the Form 10-QSB for the period ended March 31, 2007 (“Form 10-QSB Amendment No. 1), both of which were filed as of the date of this letter.  The headings and provisions of this letter, which are numbered, are intended to correspond and respond to the headings and order of the paragraphs in your letter.  One (1) marked copy of each of the filings are included herewith for your reference.

FORM 10-KSB (Fiscal Year Ended December 31, 2006)

Management’s Discussion and Analysis or Plan of Operation, Page 6

1.
We have reviewed the disclosure in the last paragraph on page 6 in response to prior comment 2.  Please revise to specifically clarify that the ‘audit report reflects the auditor conclusion that substantial doubt about your ability to continue as a going concern for reasonable period of time remains.’ This comment is also applicable to the amended March 31, 2007 Quarterly Report on Form 10-QSB.

Response:  Please note that the requested revisions have been made on page 6 of the Form 10-KSB Amendment No. 1, and on page 6 and page 13 of the Form 10-QSB Amendment No. 1.

Statement of Stockholders’ Equity (Deficit), page F-5

2.
We assume that you will omit the fiscal periods 2003 and 2004 from this financial statement prior to filing your amendment.  We refer to your response to comment 7 in your letter dated June 25, 2007.  If our assumption is not correct, please advise.

Securities and Exchange Commission
September 14, 2007

Response:  Please note that the requested revision to remove the fiscal periods 2003 and 2004 has been made on page F-4 of the Form 10-KSB Amendment No. 1.

Note 1, 2006 Restatement, page F-7

3.
We have reviewed your disclosures in response to prior comment 3.  Please consider limiting the information shown on pages F-8 through F-11 to only providing the specific line items for each financial statement that have been restated.  See paragraph 26(a) of SFAS 154 for guidance.  Also, include the dollar change or percent change for each line item restated.

Response:  Please note that the requested revisions have been made on pages F-7 through F-10 the Form 10-KSB Amendment No. 1. In addition, the Company has limited the change to the dollar amount only.

4.
With respect to the narrative discussion on page F-7, expand the “third errors” to describe the nature of the change in accounting estimate of $19,046.  Also for the “fourth errors,” describe the nature of the errors in calculation and estimation of expense accrual for the certain expense items, and disclose the expense categories and amounts involved.  For the “remainder errors,” please describe the nature of the change in accounting estimates and explain how these differ from those included under the “fourth errors.”

Response:  Please note that the requested revisions have been made on page F-6 of the 10-KSB Amendment No. 1, and on page 6 of Form 10-QSB Amendment No. 1. Please be advised that the “remainder errors” discussion applied to the “fourth errors” and that the discussion regarding the “fourth errors” has been accordingly revised.

Securities and Exchange Commission
September 14, 2007

5.	Please include a restatement footnote in your amended March 31, 2007 Quarterly Report on Form 10-QSB, similar to the footnote in the amended December 31, 2006 Annual Report on Form 10-KSB.

Response:  Please note that the requested revisions to include a restatement footnote have been made on pages 6 through 9 of the Form 10-QSB Amendment No. 1.

Note 10. Income Taxes, page F-18
and
Note 12. Related Party Transactions, page F-20

6.
See the tabular disclosure on page F-19 for income taxes.  Please ensure that the fiscal year 2006 net loss agrees with the “restated” amount shown in the statements of operations. Also, see the first sentence of the second paragraph on page F-20. If appropriate, please revise the amount of your ‘payroll and related expenses’ payable at December 31, 2006 to be $739,836 as shown on the balance sheet rather than $142,894 as disclosed in this note. Similar revisions, as applicable should be made in the amended March 31, 2007 Quarterly Report on Form 10-QSB, such as Note D for “loss per share.” In addition, with respect to your fiscal year 2007 Forms 10-QSB, please limit your loss per share amounts to two decimal places.

Response:  Please note that the requested revisions have been made to the Form 10-KSB Amendment No. 1, with regard to the income tax disclosure on page F-18, and on page F-19 with regard to the payroll and related expenses.  Similar revisions have been made to with regard to the “loss per share” figure in current Note E, located on page 11 of the Form 10-QSB Amendment No. 1.

Note 12. Related Party Transactions, page F-20

Securities and Exchange Commission
September 14, 2007

7.
Refer to your response to our prior comment 7 with regard to royalty payments owed to Mr. Lundqvist. You state that the royalties waived in prior fiscal periods were not material to your financial statements. You also represent that the cost of restating prior periods would be very material, particularly because your previous auditor is no longer registered with the PCAOB and that the financial statements would require a reaudit.  In view of your circumstances, and based on the numerical analysis you have presented, we will not object if you elect not to restate prior periods for royalties waived in those periods.  Please state in your filing that royalties were incurred and were waived in fiscal periods prior to 2006 but that these transactions were not recorded because the amounts are not considered to be material to the financial statements.

Response:  Please note that the requested revisions to include this statement have been made on page F-6 of the Form 10-KSB Amendment No. 1, and the related revisions to reflect this decision have been made on pages 16, F-15 and F-19 of the Form 10-KSB Amendment No. 1, and on pages 5, 6, and 9 of the Form 10QSB Amendment No. 1.

8.
However, your accounting and disclosures with respect to the fiscal 2006 royalty obligations do not appear to be in accordance with GAAP.  Specifically, you state in this footnote that Mr. Lundqvist did not waive the royalty payments in 2006 and that $4,302 was recorded as a liability. However, you also state in Note 4 that Mr. Lundqvist waived the amount due in 2006 and this representation appears to be consistent with the disclosures in Note 1. Please revise your filing to clearly explain whether or not the royalty payments were waived. Further, if the fiscal 2006 royalty payments were waived, please tell us and disclose the date upon which the waiver was received.  If the waiver occurred prior to December 31, 2006, the royalty obligation must be recorded as an expense in 2006 and a corresponding credit for the capital contribution must be recorded in the Statement of Stockholders’ Equity for 2006 (page F-5). This is an accumulating/recurring error and it relates to a transaction with a related party. Further, it is one of multiple adjustments that should be recorded for fiscal 2006 and we do not agree that it is appropriate to selectively omit one of them. For these reasons, we do no consider the omission of these accounting entries on an ongoing basis to be in according with GAAP or to constitute an “immaterial” omission.  Please consider the comment below and revise your financial statements as appropriate.

Securities and Exchange Commission
September 14, 2007

Response:  The Company believes that its responses to Comment #7 are responsive to this Comment #8 (specifically, the revisions made on page 16, and on pages F-6,  F-15 and F-19 of the Form 10-KSB Amendment No. 1, and on pages 5, 6, and 9 of the Form 10QSB Amendment No. 1).

9.
In this regard, it appears to us that the decision to forgive the fiscal 2006 royalty obligation may have occurred in fiscal 2007 and in the connection with this review process. If our understanding is correct, the obligation should continue to be recorded as an expense and an account payable as of December 31, 2006. Events and circumstances that occur subsequent to year end should not be recorded retroactively.  Instead, the waiver should be recorded as a debit to accounts payable and a credit for the capital contribution in the appropriate quarter of fiscal 2007. Please revise or advise.

Response:  The Company believes that its responses to Comment #7 are responsive to this Comment #9 (specifically, the revisions made on page of the Form 10-KSB Amendment No. 1, and those revisions on page 16, and on pages F-6, F-15, and F-19 of the Form 10-KSB Amendment No. 1, and on pages 5, 6, and 9 of the Form 10QSB Amendment No. 1).

10.
As a related matter, please consider the appropriate timing of the other adjustments you propose as well, prior to filing your amendment.  Your attention is invited to paragraph 11 of SFAS 5 and to paragraph 19 of SFAS 154 for guidance.

Securities and Exchange Commission
September 14, 2007

Response: The Company believes that in light of its responses above, that no further revisions are required in respect to this Comment #10.

Item 8a. Controls and Procedures, page 12

11.
We note that you have filed a Form 8-K disclosing that the fiscal 2006 financial statements filed in your Form 10-KSB should no longer be relied upon due to the combined effect of multiple financial statement errors.  However, it appears that you continue to believe that your disclosure controls are effective as of December 31, 2006.  Given the number and nature of the various accounting and reporting errors, the number of individual accounts and financial statement line items impacted and the apparent existence of one or more internal control weaknesses, please expand your related disclosures.  For example, please consider expanding your remarks to address the specific facts and circumstances resulting in restatement.  Explain how you have evaluated each such matter and why your conclusion regarding the effectiveness of disclosure controls and procedures remains unchanged.  In this regard, we note your remarks regarding materiality. However, please tell us how you have reached the conclusion that each of these individual errors is both quantitatively and qualitatively immaterial.

The Company respectfully maintains its position that the individual errors necessitating restatement are both qualitatively and quantitatively immaterial.  The largest error was the result of a change in personnel and the entries made using QuickBooks, the accounting program utilized by the Company.  When recording shipments received by the Company, the Company’s bookkeeper uses the program to enter each item into inventory.  QuickBooks then automatically entered a value of each item entered into inventory “behind the scenes” or in a manner not visible to the user at the time of its entry, and when the invoice was entered the cost of goods was then entered twice, once as product (which QuickBooks converted into cost of goods) and once as an invoice   In this instance, the invoice was for $19,800.  The amount was entered in the prior year by the bookkeeper who was providing services that particular year.  This double entry for the same shipment had the effect of increasing the cost of goods since this made that cost figure appear twice.   The error occurred because of the change in bookkeeping personnel who was not familiar with the behind the scenes calculations of the bookkeeping program.

Securities and Exchange Commission
September 14, 2007

The other error, also insignificant in the overall picture, pertains to the change in recording the royalty bonus of 12% of gross profit. The Company had never recorded that charge, but when its most recent auditing firm reviewed the Company’s records, the new auditors pointed out that the Company had not recorded the charge. Since the took the position that there is no net effect on the Company’s bottom line if it first records an expense and then forgives it, the Company had not recorded that charge in this manner in previous years. In the Company’s amended filing, the Company determined it was best to continue the previous years’ accounting procedures.  Since the Company began making sales, the Company has never been able to pay Mr. Lundqvist’s salary, let alone the minor amount of the royalty.  Mr. Lundqvist never wanted to burden the Company with an extra expense, even one so small. The Company continues to maintain that this amount is immaterial in proportion to these other amounts owed Mr. Lundqvist.

Specifically, the related party liability represented by accrued unpaid salary $739,836 and short term loans all owed to Mr. Lundqvist $468,970, is so large, specifically $1,208,806, the difference represented by $4,302 owed in royalty payment, is a about 0.36% of the entire related party liabilities.  The Company believes that this has effectively no impact on the shareholders; deficit, especially since the impact is less than the published figures which are rounded to only 2 decimals.

Securities and Exchange Commission
September 14, 2007

12.
Please tell us how why you believe that no further errors of these various kinds will occur on an ongoing basis, in either the audited or unaudited financial statements that you file.  You do no appear to have made any significant changes in your disclosure controls and procedures.  Please explain.

The Company’s written and established control procedures are designed to catch any mistakes or errors done by personnel working for the Company, especially mistakes by personnel with financial duties. The Company continues to maintain the position that the procedures are effective but that with a change in personnel, sometimes procedures can be misinterpreted and therefore not function as intended and designed. At or around the time the error occurred, the Company was in an unfortunate situation where the accounting, auditing and clerical work were all shifted to new people at the same time.  The Company maintains the position that changing its written procedures will not improve its controls.  The Company must simply ensure that when new hires are made, or when outside contractors are utilized, the Company’s management communicates its policies and procedures in an understandable way. The Company’s management undertakes to do so in the future and believe that similar errors will not occur.

Exhibit 32 Certifications

13.
Please ensure that the first paragraph indicate that the filing represents and “Amended” Form 10-KSB for the year ended December 31, 2006.  This comment is also applicable to Exhibits 31 and Exhibits 32 filed with the amended March 31, 2007 Quarterly Report on Form 10-QSB.

Securities and Exchange Commission
September 14, 2007

Response:  Please note that the requested revisions have been made to Exhibits 31.1 and 31.2 and Exhibits 32.1 and 32.2 of the Form 10-KSB Amendment No. 1, and to Exhibits 31.1 and 31.2 and Exhibits 32.1 and 32.2 of the Form 10-QSB Amendment No. 1.

Hopefully, this response letter and the amendments to the above referenced filings adequately address the issues raised in your comment letter dated August 27, 2007.  Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned at the telephone number given above.

Your assistance in this matter is greatly appreciated.  Thank you.

Sincerely,

/s/ Abrams Garfinkel Margolis Bergson, LLP
ABRAMS GARFINKEL MARGOLIS BERGSON, LLP